

September 1, 2011

<u>Via E-mail</u>
Zhou Chang Sheng
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., 228
Redwood City, CA 94063

> **Re: YaSheng Group**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 5, 2011**
> **File No. 000-31899**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2010</u>

<u>Business, page 5</u>

1.   Please disclose the percentage of your equity ownership of each subsidiary and operating entity. If your control is based on other means, please explain in the disclosure. Further, please disclose the legal domicile of each subsidiary and operating entity. Please amend your filing accordingly.

2.   Please expand your discussion under Regulations Relating to Business to describe, in greater detail, the material Chinese regulations directly applicable to your holding company structure, your investments in your subsidiaries, and the structuring transactions you engaged in to create your holding company structure. In addition, please revise to address material Chinese regulations governing your capital investments in, and

distributions from, your Chinese-based operating companies. Your discussion should also address, as applicable, the 78% ownership interest in you held by Gansu Yansgeng Salt Chemical Industrial Group. Please amend your filing accordingly.

Risk Factors, page 26

3.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

1. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

2. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c) the nature of his or her contractual or other relationship to you;
   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   a) the name and address of the accounting firm or organization;
   b) the qualifications of their employees who perform the services for your company;

    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    d) how many hours they spent last year performing these services for you; and

    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

    a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

    b) how many hours they spent last year performing these services for you; and

    c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Overview

4. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Without limiting the generality of the foregoing, potential topics for consideration might include unit sales trends, your product pricing levels and sales mix, labor costs, input commodity price levels and growing conditions, including, as applicable, the key drivers behind unit-level production increases, i.e, productivity gains, new farmland, etc. In this respect, while your existing disclosure touches upon many of these topics, it does not explain how these items impacted your results in the periods presented. Please amend your filing accordingly.

Liquidity and Capital Resources, page 38

5.   Please revise to address your working capital requirements and how they affect your liquidity. Revise to address your days sales outstanding and days sales in inventory and discuss material changes between periods. Alternatively, advise us why such disclosure is not warranted. Please amend your filing accordingly.

Directors, Executive Officers and Corporate Governance, page 41

6.   Please reconcile your statement on page 44 under Compensation Committee that your board "has established a compensation committee comprised entirely of independent directors" to your statement several paragraphs later that your board "has not yet established a compensation committee but intends to do so in the future."

7.   Please file all management contracts in which a director or named executive officer participates. In this respect your attention is directed to Item 601(b)(10)(iii)(A) of Regulation S-K.

Executive Compensation, page 44

8.   Please revise to provide the material terms of the employment agreements with named executive officers, as required by Item 402(o) of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

9.   Please provide us with a detailed discussion of the items that generated the long-term payable and the respective maturity date.

Consolidated Statement of Cash Flows, page F-5

10.   Please revise to clearly identify the adjustments currently labeled as "other" to reconcile net income to net cash provided by operating activities.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(e) Revenue recognition, page F-8

11.   We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive

evidence of an arrangement is demonstrated via contracts with purchasers). In addition, revise to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel and estimated shelf life (or spoilage). Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

(f) Shipping and handling costs, page F-8

12.   We note that you classify inspection and warehousing costs as a component of general and administrative expenses. Please revise to disclose the dollar amount of these costs for each year presented.

6. Other long term assets, page F-14

13.   We note from your disclosure that every year you invest in windbreaks and sand breaks to shelter farms located near the Gobi Desert. Please provide us with a detailed discussion of types of shelterbelts utilized and how these yearly investments provide a long-term future economic benefit.

15. Segment information, page F-16

14.   It appears from review of your website that you conduct business operations in China in three major segments: agriculture, livestocks, and biotechnology. Please tell us whether these three areas represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs FASB ASC 280-10-50-20. In connection with this, please expand Management's Discussion and Analysis to analyze sales, profitability and the cash needs of each segment.

Signatures

15.   Please amend your filing to include the signature of your PAO. If Mr. Zhuang performs this function, please amend your filing to include this capacity under his signature.

Other Exchange Act Reports

16.   Please revise, as necessary, your Forms 10-Q to address our comments above on your Form 10-K.

Form 10-Q for the Six Months Ended June 30, 2011

17.   With a view to disclosure, please advise us of the drivers of the increases in your intangible assets and other long term assets over the six month period, as presented on your balance sheet.

Form 8-K, filed July 14, 2011

18.   Please confirm that you will file the material agreement reported in this Form 8-K as an exhibit to your next periodic report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director